RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-203433

Final Pricing Supplement

Pricing Supplement Dated August 24, 2015 to the
Product Prospectus Supplement Dated June 3, 2015,
Prospectus Supplement Dated April 30, 2015, and
Prospectus Dated April 30, 2015
$1,100,000 Issuer Callable Reverse Convertible Notes Linked to the Common Stock of Biogen Idec Inc. Royal Bank of Canada

Royal Bank of Canada is offering Issuer Callable Reverse Convertible Notes linked to the common stock of Biogen Idec Inc. (“RevCons” or the “Notes”). The RevCons offered are senior unsecured obligations of Royal Bank of Canada, will pay a coupon at the interest rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The RevCons do not guarantee any return of principal at maturity. Any payments on the RevCons are subject to our credit risk.

Investing in the RevCons involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated April 30, 2015, “Additional Risk Factors Specific to Your Notes” beginning on page PS-3 of the product prospectus supplement dated June 3, 2015, and “Selected Risk Considerations” beginning on page P6 of this pricing supplement.

The RevCons will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or U.S. government agency or instrumentality.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	August 24, 2015	Principal Amount:	$1,000 per RevCons
Issue Date:	August 27, 2015	Maturity Date:	August 29, 2016
Coupon Payment:	Each coupon will be paid in equal quarterly payments. (30/360)	Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.
Issuer Call Option:
We may call the Notes at our option on the quarterly Issuer Call Dates. The Call Price will be 100% of the principal amount, plus any accrued and unpaid interest to but excluding the applicable Call Settlement Date.

Initial Stock Price:	As set forth below.
Payment at Maturity (if held to maturity):
For each $1,000 principal amount, $1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.
If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount, in addition to accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.
Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	The Valuation Date.
Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement

Reference Stock	Annual Coupon Rate	Initial Stock Price	Barrier Price	Term (Mo)	Cusip	Estimated Initial Value(1)	Principal Amount	Price to Public	Agent’s Commission	Proceeds to Royal Bank of Canada
Biogen Idec Inc. (BIIB)	10.15%	$294.41	$220.81	12	78013GAG0	$949.54	$1,100,000	100%	$19,250.00 1.75%	$1,080,750.00 98.25%

(1) The initial estimated value of the Notes (per $1,000 in principal amount) as of the Pricing Date is set forth in the table above, and is less than the price to public.  The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below. See also “Supplemental Plan of Distribution (Conflicts of Interest)” below.

RBC Capital Markets, LLC

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.

General:
This pricing supplement relates to an offering of Issuer Callable Reverse Convertible Notes (“RevCons” or the “Notes”) linked to the common stock of Biogen Idec Inc. (the “Reference Stock”).  The Notes have a term of twelve months.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Issue:	Senior Medium-Term Notes, Series G

Pricing Date:	August 24, 2015

Issue Date:	August 27, 2015

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 thereafter.

Designated Currency:	U.S. Dollars

Coupon Payment:	Each coupon will be paid in equal quarterly payments (30/360), unless the Notes are previously called.

Coupon Payment Dates:	November 30, 2015, February 29, 2016, May 27, 2016 and the Maturity Date.

Issuer Call Option:	The Notes may be called at our option on the Issuer Call Dates.

Payment if Called:
If the Notes are called, then, on the applicable Call Settlement Date, for each $1,000 principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the applicable Call Settlement Date.

Issuer Call Dates:	November 24, 2015, February 24, 2016, and May 24, 2016.

Call Settlement Dates:	The Coupon Payment Date following the applicable Issuer Call Date.

Valuation Date:	August 24, 2016

Maturity Date:	August 29, 2016, unless subject to the Issuer Call Option.

Reference Stock:	The common stock of Biogen Idec Inc., which trades on the Nasdaq Global Select Market under the symbol “BIIB.”

Term:	Twelve (12) months.

Initial Stock Price:	$294.41.

Barrier Price:	$220.81, which is 75% of the Initial Stock Price (rounded to two decimals).

Final Stock Price:	The closing price of the Reference Stock on the Valuation Date.

RBC Capital Markets, LLC
P2

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

Payment at Maturity (if held to maturity):
For each $1,000 in principal amount, of the Notes, the investor will receive$1,000 plus any accrued and unpaid interest at maturity unless the Final Stock Price is less than the Barrier Price.

If the Final Stock Price is less than the Barrier Price, then at maturity the investor will receive, instead of the principal amount, in addition to any accrued and unpaid interest, the number of shares of the Reference Stock equal to the Physical Delivery Amount, or at our election, the cash value of those shares.  If we elect to deliver shares of the Reference Stock, fractional shares will be paid in cash.

Investors in the Notes could lose some or all of their investment at maturity if there has been a decline in the trading price of the Reference Stock.

Monitoring Period:	The Valuation Date. The price of the Reference Stock between the Pricing Date and the Valuation Date will not impact the Payment at Maturity.

Monitoring Method:	Close of Trading Day

Physical Delivery Amount:
For each $1,000 principal amount, a number of shares of the Reference Stock equal to the principal amount divided by the Initial Stock Price, subject to adjustment as described in the product prospectus supplement.  If this number is not a round number, then the number of shares of the Reference Stock to be delivered will be rounded down and the fractional part shall be paid in cash.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that an investor may receive upon sale of the Notes prior to maturity may be less than the principal amount of those Notes.

We may use this pricing supplement in the initial sale of the RevCons. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the RevCons after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Listing:	None

Settlement:	DTC global notes

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on the cover page and pages P2 and P3 of this pricing supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement.

RBC Capital Markets, LLC
P3

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated April 30, 2015, as supplemented by the prospectus supplement dated April 30, 2015 and the product prospectus supplement dated June 3, 2015, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated April 30, 2015 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated June 3, 2015, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003442/l429151424b3.htm

Prospectus Supplement dated April 30, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915003446/n429152424b3.htm

Product Prospectus Supplement dated June 3, 2015:
http://www.sec.gov/Archives/edgar/data/1000275/000121465915004583/l63151424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 1000275.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Royal Bank of Canada.

RBC Capital Markets, LLC
P4

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The examples set forth below are provided for illustration purposes only.  The assumptions in each of the examples are purely hypothetical and do not relate to the actual performance of the Reference Stock.  The hypothetical terms do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Stock on the Valuation Date relative to its price on the Pricing Date.  We cannot predict the actual performance of the Reference Stock.

The table below illustrates the Payment at Maturity of the Notes (excluding the final Coupon), given the Initial Stock Price of $294.41, the Barrier Price of $220.81 and an initial investment of $1,000, and assuming the notes are not called. Hypothetical Final Stock Prices are shown in the first column on the left.  For this purpose, we have assumed that there will be no anti-dilution adjustments to the Final Stock Price and no market disruption events. The third column shows the Payment at Maturity (as a percentage of the principal amount) in a case where the market price of the Reference Stock falls below the Barrier Price on the Valuation Date.  If the market price of the Reference Stock does not fall below the Barrier Price on the Valuation Date, your Payment at Maturity will be 100% of the Principal Amount. The fourth column shows the Physical Delivery Amount as a number of shares of the Reference Stock. The fifth column shows the Cash Delivery Amount, should we elect to deliver the Cash Delivery Amount instead of the Physical Delivery Amount.

Hypothetical Final Stock Price	Percentage Change from Initial Stock Price to Hypothetical Final Stock Price	If the closing market price of the Reference Stock falls below the Barrier Price on the Valuation Date: Payment at Maturity as Percentage of Principal Amount	Physical Delivery Amount as Number of Shares of the Reference Stock	Cash Delivery Amount
$588.82	100%	100.00%	n/a	n/a
$515.22	75%	100.00%	n/a	n/a
$441.62	50%	100.00%	n/a	n/a
$368.01	25%	100.00%	n/a	n/a
$294.41	0%	100.00%	n/a	n/a
$264.71	-10%	100.00%	n/a	n/a
$235.29	-20%	100.00%	n/a	n/a
$220.81	-25%	100.00%	n/a	n/a
$220.29	-25.1%	Physical or Cash Delivery Amount	3.40	$749.00
$161.76	-45%	Physical or Cash Delivery Amount	3.40	$550.00
$132.35	-55%	Physical or Cash Delivery Amount	3.40	$450.00
$73.53	-75%	Physical or Cash Delivery Amount	3.40	$250.00
$0	-100%	Physical or Cash Delivery Amount	3.40	$0

The Payments at Maturity shown above are entirely hypothetical; they are based on market prices for the Reference Stock that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payments at Maturity shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the Notes or on an investment in the Reference Stock.  Please read “Additional Risk Factors Specific to Your Notes” and “Hypothetical Returns on Your Notes” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
P5

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

Payments on your Notes are economically equivalent to the amounts that would be paid on a combination of other instruments.  For example, payments on your Notes are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond purchased, and an option sold, by the investor (with an implicit option premium paid over time to the investor).  The discussion in this paragraph does not modify or affect the terms of the offered Notes or the United States or Canadian income tax treatment of the offered Notes as described under “Supplemental Discussion of Canadian Tax Consequences” and “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement.

RBC Capital Markets, LLC
P6

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Stock.  These risks are explained in more detail in the section “Additional Risk Factors Specific to Your Notes” in the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:

•
Principal at Risk — Investors in the Notes could lose some or a substantial value of their principal amount if there is a decline in the trading price of the Reference Stock between the pricing date and the valuation date. The rate of interest payable on the Notes may not be sufficient to compensate for any such loss.

•
The Notes Are Subject to Early Redemption — The Notes may be called at our discretion on each of the Issuer Call Dates. If the Notes are called, then, on the Call Settlement Date, for each $1,000 in principal amount, you will receive $1,000 plus any accrued and unpaid interest to but excluding the Call Settlement Date.  You will not receive any interest payments after the Call Settlement Date.  You may be unable to reinvest your proceeds from the call in an investment with a return that is as high as the return on the Notes would have been if they had not been called.

•
Market Disruption Events and Adjustments —The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement.  For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Consequences of Market Disruption Events” in the product prospectus supplement.

•
The Initial Estimated Value of the Notes Is Less than the Price to the Public —The initial estimated value for the Notes set forth on the cover page does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time.  If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value.  This is due to, among other things, changes in the price of the Reference Stock, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes.  These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•
The Initial Estimated Value of the Notes on the Cover Page Is an Estimate Only, Calculated as of the Time the Terms of the Notes Were Set —The initial estimated value of the Notes is based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes.  See “Structuring the Notes” below.  Our estimate is based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes.  These assumptions are based on certain forecasts about future events, which may prove to be incorrect.  Other entities may value the Notes or similar securities at a price that is significantly different than we do.

RBC Capital Markets, LLC
P7

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your notes.

RBC Capital Markets, LLC
P8

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

U.S. FEDERAL TAX INFORMATION

RevCon 78013GAG0 (BIIB): 0.83% of each stated interest payment (10.15% in total) on the RevCons will be treated as an interest payment and 9.32% of each stated interest payment will be treated as payment for the Put Option for U.S. federal income tax purposes.

Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated June 3, 2015 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to your Notes.

INFORMATION REGARDING THE ISSUER OF THE REFERENCE STOCK

The Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”).  Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding the Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding the issuer of the Reference Stock is derived from publicly available information. We have not independently verified the accuracy or completeness of reports filed by the issuer with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.

Biogen Idec Inc. develops, manufactures, and commercializes therapies, focusing on neurology, oncology, and immunology. The company's products addresses diseases such as multiple sclerosis, non-Hodgkin's lymphoma, rheumatoid arthritis, crohn's disease, and psoriasis.

RBC Capital Markets, LLC
P9

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

HISTORICAL INFORMATION

The following graph sets forth the recent historical performances of the Reference Stock.  In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the Reference Stock. The information provided in the table is for the four calendar quarters of 2011, 2012, 2013 and 2014, the first and second calendar quarters of 2015 and for the period from July 1, 2015 to August 24, 2015.

We obtained the information regarding the historical performance of the Reference Stock in the chart below from Bloomberg Financial Markets.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets.  The historical performance of the Reference Stock should not be taken as an indication of future performance, and no assurance can be given as to the market prices of the Reference Stock on the Valuation Date.  We cannot give you assurance that the performance of the Reference Stock will not result in the loss of all or part of your investment.

RBC Capital Markets, LLC
P10

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

Period-Start Date	Period-End Date	High Intra-Day Price of the Reference Stock in ($)	Low Intra-Day Price of the Reference Stock in ($)	Period-End Closing Price of the Reference Stock in ($)
1/1/2011	3/31/2011	73.53	64.29	73.39
4/1/2011	6/30/2011	109.62	72.70	106.92
7/1/2011	9/30/2011	109.12	83.83	93.15
10/1/2011	12/30/2011	120.66	87.75	110.05

1/1/2012	3/30/2012	127.83	111.44	125.97
4/1/2012	6/29/2012	144.38	124.23	144.38
7/1/2012	9/28/2012	157.11	137.91	149.23
10/1/2012	12/31/2012	155.24	134.00	146.67

1/1/2013	3/28/2013	192.92	139.76	192.91
4/1/2013	6/28/2013	242.52	191.81	215.20
7/1/2013	9/30/2013	248.90	203.61	240.76
10/1/2013	12/31/2013	298.82	221.13	279.75

1/1/2014	3/31/2014	358.72	270.62	305.87
4/1/2014	6/30/2014	322.24	272.02	315.31
7/1/2014	9/30/2014	348.97	298.39	330.81
10/1/2014	12/31/2014	361.93	291.00	339.45

1/1/2015	3/31/2015	480.13	334.40	422.24
4/1/2015	6/30/2015	432.75	368.99	403.94
7/1/2015	8/24/2015	412.20	265.55	278.35

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

RBC Capital Markets, LLC
P11

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We expect that delivery of the Notes will be made against payment for the Notes on or about August 27, 2015, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus supplement. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution—Conflicts of Interest” in the prospectus dated April 30, 2015.

STRUCTURING THE NOTES

The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do).  That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs.  For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time.  This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period is initially expected to be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes.  This excess is expected to decrease over time until the end of this period. After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.

The Notes are our debt securities, the return on which is linked to the performance of the Reference Stock.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that reduced the initial estimated value of the Notes at the time their terms were set. Unlike the estimated value included in this pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.

In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Stock, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.

The lower implied borrowing rate is a factor that reduced the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors resulted in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Is Less than the Price to the Public” above.

RBC Capital Markets, LLC
P12

Issuer Callable Reverse Convertible Notes due August 29, 2016 Linked to the Common Stock of Biogen Idec Inc.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Fulbright Canada LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture and delivered against payment therefor, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to equitable remedies which may only be granted at the discretion of a court of competent authority, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated April 30, 2015, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on April 30, 2015.

In the opinion of Morrison & Foerster LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated April 30, 2015, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated April 30, 2015.

RBC Capital Markets, LLC
P13